UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 3, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•              KPN commences additional share repurchase program of EUR 500 million, dated 3 September 2007.

Press release

KPN commences additional share repurchase	Date
program of EUR 500 million	3 September 2007

Number
064pe

KPN today commences an additional EUR 500 million share repurchase program, following the completion of its accelerated EUR 1.0 billion share repurchase program originally announced on 6 February 2007, bringing the total share repurchases for 2007 to EUR 1.5 billion. Since February 2007, a total of 85 million shares has been repurchased at an average price of EUR 11.76 per share. The cancellation of these shares, representing 4.4% of the total number of outstanding shares is scheduled for the fourth quarter of 2007.

As KPN expects no further material value enhancing acquisition opportunities for the remainder of 2007, it increases its share repurchase program to benefit from the current low share price. Through these continued share repurchases KPN underpins its commitment to provide attractive shareholder returns within the boundaries of its self-imposed financial framework with net debt over EBITDA of 2.0x to 2.5x. In line with its prudent financing policy, KPN has signed bilateral backstop agreements with three relationship banks for a total amount of EUR 1.25 billion.

Ad Scheepbouwer, CEO of KPN, commented: “I’m pleased with the flexibility of our financial framework, providing us with the opportunity to step up our share repurchases to benefit from current low share price in addition to the strengthening of our business through the intended bid for Getronics. We are continuously focused on shareholder value either through sensible value enhancing acquisitions or returning cash to our shareholders.”

During the period of 27 to 30 August 2007, KPN has repurchased 5,771,459 KPN ordinary shares at an average price of EUR 11.58 completing the EUR 1.0 billion share repurchase program.

In line with previous share repurchase programs, KPN has mandated an intermediary to repurchase KPN shares in the open market on KPN’s behalf, allowing the execution of share repurchases during closed periods. The program will be executed in accordance with the terms of the mandate granted by KPN’s Annual General Meeting of Shareholders of 17 April 2007 and will end on 31 December 2007. During the repurchase program a weekly press release will be published with an update on the progress made. All repurchased shares will be cancelled in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: September 3, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel